



04002687

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coast Asset Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Colorado Avenue, Suite 100 East Tower

(No. and Street)

Santa Monica	CA	90404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daysi Galo   (310) 576-3500
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

RECEIVED
MAR – 1 2004
WASH. D.C. 188 SECTION

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                           in this form are not required to respond unless the form displays
                           a currently valid OMB control number.

OATH ~~OR AFFIRMATION~~

I, _____ Christopher Petitt _____, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____ Coast Asset Securities, LLC _____, as of ___ December 31 _____, 20 __03____, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ None _____

_____

_____

JANET LYNN MAJICK
Commission # 1255325
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2004

_____
Signature

President
_____
Title

_____
Notary Public   02/26/04

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED STATEMENT OF FINANCIAL CONDITION
Coast Asset Securities, LLC
December 31, 2003
with Report of Independent Auditors

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2003

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Member
Coast Asset Securities, LLC

We have audited the accompanying statement of financial condition of Coast Asset Securities, LLC (a Delaware Limited Liability Company, the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coast Asset Securities, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

February 13, 2004

Ernst & Young LLP

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	120,250
Receivable from affiliate		2,219
	$	122,469

Liabilities and member's equity

Accrued expenses	$	4,200
Member's equity		118,269
Total liabilities and member's equity	$	122,469

See accompanying notes.

Coast Asset Securities, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Coast Asset Securities, LLC (a Delaware limited liability company) (the Company), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Coast Group, LLC. The Company's only activities relate to acting as a selling agent for investment company, private placement and direct participation program securities. In addition, the Company is a registered Introducing Broker (IB) with the Commodity Futures Trading Commission and is a member of the National Futures Association. In connection with its registration as an IB, the Company has not conducted business that would require such registration. However, it may do so in the future.

2. Significant Accounting Policies

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company advances cash to affiliate companies for expense payments. At December 31, 2003, receivable from affiliate totaled $2,219 was included in the statement of financial condition.

4. Income Taxes

The Company is generally not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income or loss on their individual tax returns.

Coast Asset Securities, LLC

Notes to Statement of Financial Condition (continued)

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Company as of December 31, 2003, is as follows:

Net capital	$ 116,050
Required net capital	30,000
Excess net capital	$ 86,050
Ratio of aggregate indebtedness to net capital	0.04 to 1